February 21, 2006

Mail Stop 6010



David J. Gilmartin, Esq.
Vice President, General Counsel, Secretary
Richardson Electronics, Ltd.
40W267 Keslinger Road
LaFox, Illinois 60147


      Re:	Richardson Electronics, Ltd.
      Amendment No. 1 to Registration Statement on Form S-1
      Filed February 7, 2006
		File No. 333-130219

Dear Mr. Gilmartin:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form S-1

Risks Related to Owning Our Notes, page 20

1. We note your response to comment 6 in our letter to you dated January 4, 2006. It appears from section 2.01 of the indenture that beneficial owners` ability to exercise certain rights of note holders under the Global Note will be limited. Please revise your disclosure accordingly, or tell us why you believe disclosure of this information is not appropriate.


Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 29

Results of Operations, page 30

2. Please refer to prior comment 8. MD&A should not only identify and quantify, to the extent practicable, the increase in sales prices and volume, but also should analyze those and any other significant reasons underlying the increases (including underlying offsetting decreases) when the reasons are also material and determinable. For example, instead of only referring to increases in sales or growth in sales, you should discuss the extent to which such increases (or decreases) are attributable to increases or decreases in prices or to increases or decreases in the volume or amount of goods or services being sold or to the introduction (or elimination) of new (or old) products or services. Refer to Item 303(A)(3)(ii) of Regulation S-K.
Also, include an analysis of the reasons and factors contributing to the increase or decrease where material and determinable, including a thorough analysis discussing both the intermediate effects of the matters identified and the reasons underlying those intermediate effects. See Release 33-8350 and SAB Topic 13.B. Quantify the contribution of each factor when two or more factors are identified as the causes for material changes. See FRC 501.04.

3. We note that DSG sales, excluding the impact of the Kern acquisition, decreased 22% ($5,208) and 3% ($1,127) in the second quarter and first six months of fiscal 2006. You quantify the impact of the Kern acquisition in the leading paragraph on page 30 and not within the explanation of the changes for DSG on page 32. You state that the decline in the second quarter was due to a reduction in shipments to the New York Stock Exchange and a delay in closing project business which you expect to ship over the balance of the year. Please tell us whether the reasons underlying these declines are material and determinable and whether or not you expect the loss of the NYSE business to continue to result in reduced sales in future periods.

4. At the same time your DSG sales declined your gross margin percentages increased from 22.5% to 27.9% in the second quarter and from 23.3% to 26.2% in the first six months of fiscal 2006. You state that the gross margin improvement was "due mainly to improved product mix and lower warranty expense." Please tell us and disclose to quantify the contribution of each factor listed. Clarify, similar to your disclosure on page F-46 that the change to the warranty accrual was due to the change in estimate of $946,000. We note that this change represented 4.3% and 2.0% of your DSG sales for the second quarter and six months ended December 3, 2005. Please discuss the reasons for the changes in estimate of the warranty accrual. Please note that if there were offsetting significant declines those factors should also be quantified and explained. For example, given the decline in sales, we would generally expect reduced margins as the fixed costs are absorbed by fewer unit sales.

5. Please refer to prior comment 9. We note that it is your stated policy that you consider three consecutive years of losses "to be significant negative evidence that it is more likely than not that the tax benefit related to the deferred tax assets will not be realized." As a result of this policy, you stated that you changed your level of certainty with respect to the realization of certain deferred tax assets and increased your valuation allowance. Based upon the disclosure on page F-38, it appears that the majority of the increase in the valuation allowance ($12.3 million for your U.S. deferred tax assets) was recorded in the third quarter of fiscal 2005. Please tell us at what point each of the relevant domestic and foreign operations had three consecutive years of losses. It appears from prior Forms 10-K that you reported fiscal year U.S. losses before taxes beginning with fiscal 2002. As such, based upon your stated policy, we would have expected you to change your level of certainty in 2004 and not the third quarter of 2005. Also, similar to your response, please disclose your belief that "[i]n order to reverse the recorded valuation allowance, the Company would likely need to have positive cumulative earnings for the three-year period preceding the year of change."

6. Please refer to prior comment 9 and the disclosure on page 41.
We
note your reference to a "strategic decision" in the sixth paragraph.
Please clarify the nature of the strategic decision. That is, if the decision represents a strategic change in your business operations then please explain that change and how it may impact your business.

Principal Stockholders, page 68

7. Please expand your response to prior comment 12 to clarify whether any individual or group directly or indirectly has or shares voting or investment power for the entities where you have not identified particular individuals. If there are no such individuals, please explain to us how the entities operate to make voting and investment decisions regarding your shares, and tell the names of those who serve as officers and directors of the entities.

Annual Financial Statements, page F-1

Note A. Significant Accounting Policies, page F-11

Revenue Recognition, page F-14

8. Please refer to prior comment 20. We note that you have concluded that your sales prices are fixed and determinable. We note your disclosure that your products are often manufactured to meet the specific design needs of your customers` applications. Tell us about your methodology used to record sales rebates, and address the extent of your historical experience offering sales rebates.

Note I. Income Taxes, page F-29

9. Please refer to prior comment 27. Please update your income tax policy disclosure consistent with your response to prior comment 9.
Please tell us the amount of the change in the valuation allowance of
$12.3 million that is applicable to the inventory valuation. Tell us the amount and nature of the domestic deferred tax asset related to your inventory valuation. Please tell us why, given the policy stated in your response, you did not establish a full valuation allowance for your domestic deferred tax assets of $25.5 million.

Interim Financial Statements

Note G. Debt, page F-46

10. Please refer to prior comment 22. We note that you have determined that the debt conversion feature would be classified in stockholders` equity pursuant to paragraphs 12-32 of EITF 00-19. Provide to us a detailed analysis of paragraphs 12-32 of EITF 00-19 as it applies to the 8% notes to support your conclusion that the conversion feature is appropriately classified in stockholders` equity. For example, tell us the maximum possible amount of liquidated damages, address why you concluded that you have sufficient authorized and issued shares given that note is convertible into a variable number of shares, and discuss your consideration of paragraph 27 of EITF 00-19.

11. Please refer to prior comment 23. It appears that you have determined that the auto-conversion feature in the 8% note is an embedded derivative pursuant to paragraph 12 of SFAS 133, and that you concluded that the estimated fair value of the embedded derivative is immaterial. Please note that you are required to assess the materiality of not recording this derivative and marking it to fair value for each reporting period that it remains a derivative.

12. Please refer to prior comment 23.  Please tell us how you evaluated the make-whole interest rate provision under paragraph
13
of SFAS 133.

13. Please refer to prior comment 24. Please revise your disclosure to include all of the significant terms of the 8% convertible notes.
For example, describe (a) the types of events that would cause a change in the conversion rate and how the rate would be adjusted,
(b)
the nature of the consideration for the make-whole interest payment and how the number of shares are to be determined, (c) the terms related to redemption if the common stock is not authorized for quotation, (d) the repurchase price if you repurchase or redeem the 7
3/4% notes, and (e) the significant terms of the registration rights agreement and the related penalty. Please also disclose the maximum possible penalty under the agreement. Please similarly revise your disclosure with respect to the 7 3/4% notes on page F-24. For example, please describe the types of events that would cause a change in the conversion rate and how the rate would be adjusted.

Note H. Income Taxes, page F-48

14. We note that for the six months ended December 3, 2005, "the tax benefit primarily related to domestic net operating losses was limited by the requirement for a valuation allowance of $2,204,000, which increased the effective income tax rate by 44.5%." We also note that the provision for this period includes a provision for $344,000 for income tax exposures related to prior years and a reversal of a reserve of $1,000,000. Please tell us in more detail about the items that caused you to record an income tax provision of
58.9% for the first six months of fiscal 2006. For example, tell us why you were "required" to record a valuation allowance of $2.2 million. If available, please provide a rate reconciliation schedule with explanations of each significant item.



Note F - Warranties

15. We note that you recorded a change in your estimate for warranties during the first six months of fiscal 2006 resulting in a decrease to cost of sales of $946,000. You state that the primary factor for the change was the expiration of warranty periods for warranty reserves that you established in the second quarter of fiscal 2003. From page F-37 we note that the total warranty expense recorded for all four quarters of fiscal 2003 was only $846,000. Please reconcile and provide your supporting analysis. Please explain why you determined not to revise the estimate of your warranty for these products until the second quarter of fiscal 2006 and not an earlier period given your experience. Tell us your policy with respect to accruals and reversals of those accruals for warranties. Your response should address both changes made for warranties expiring in the quarter and your decision to review and revise the estimates for all outstanding warranties on these products in the second quarter of fiscal 2006.

Exhibits

Exhibit 5.1 Legality Opinion
16. Revise the first sentence of page 5 of the opinion to make clear that investors are entitled to rely on the opinion, or remove language which implies that they cannot so rely.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Thomas Dyer at (202) 551-3641 or Kaitlin Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Eduardo Aleman at (202) 551-3646 or me at
(202) 551-3800 with any other questions.

      					Sincerely,



      					Peggy Fisher
      Assistant Director


cc (via facsimile):  Scott Hodes, Esq.


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David J. Gilmartin
Richardson Electronics, Ltd.
February 21, 2006
Page 1